

February 27, 2015

Via E-mail
Mr. Jun Xu
Chief Financial Officer
Sutor Technology Group LTD
No 8, Huaye Road
Dongbang Industrial Park
Changshu, PRC 215534

> **Re:** **Sutor Technology Group LTD**
> **Form 10-K for Fiscal Year Ended June 30, 2014**
> **Filed December 15, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed December 15, 2014**
> **Response Letter Dated February 13, 2015**
> **File No. 1-33959**

Dear Mr. Xu:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2014

Condensed Consolidated Balance Sheets, page F-1

1. We note your sales for the six month period ended December 31, 2014 and the balance of "Advances to suppliers, related parties" that you continue to reflect as a current asset on your balance sheet. Based on your sales to date, it appears you should reflect the portion of this asset which will not be used or realized in the next twelve months as a non-current

asset. Please revise your presentation or otherwise provide us with your analysis and basis for concluding that these advances should be reflected as a current asset.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief